UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2022

Murphy Canyon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41245	87-3272543
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4995 Murphy Canyon Road, Suite 300 San Diego, California	92123
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 760-471-8536

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	MURFU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	MURF	The Nasdaq Stock Market LLC

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	MURFW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Business Combination Agreement

On November 8, 2022, Murphy Canyon Acquisition Corp., a blank check, special purpose acquisition company incorporated as a Delaware corporation (the “Company”), issued a press release (the “Press Release”) announcing that on November 8, 2022, the Company entered into a definitive Business Combination Agreement (the “BCA”) with Conduit Pharmaceuticals Limited, a Cayman Islands exempted company (“Conduit”), and Conduit Merger Sub, Inc., a Cayman Islands exempted company (“Merger Sub”). Merger Sub is a wholly owned subsidiary of the Company. Conduit is a pharmaceutical company led by highly experienced pharma executives, established to fund the development of successful deprioritized clinical assets licensed from large pharmaceutical companies through its exclusive relationships.

Upon the consummation of the transactions contemplated by the BCA, Merger Sub will merge with and into Conduit, with Conduit surviving as a wholly owned subsidiary of the Company (the “Business Combination”). The Company is expected to be renamed Conduit Pharmaceuticals Inc. at the closing of the Business Combination.

Pursuant to the BCA, at the closing, the Company shall issue and deliver to the shareholders of Conduit an aggregate number of shares of the Company’s common stock with an aggregate value equal to $650,000,000, with each share valued at $10.00 per share. A private placement transaction shall be conducted by the Company contemporaneously with the Business Combination (the “PIPE Financing”), pursuant to which the Company has entered into subscription agreements providing for aggregate investments in the Company’s securities of $27,000,000.

There can be no assurance that the Business Combination or PIPE Financing will occur as planned or at all. The Company intends to file a Current Report on Form 8-K with a detailed description of the BCA and PIPE Financing, together with copies of the BCA and PIPE Financing transaction documents within four business days of entry into the BCA with the Securities and Exchange Commission (the “SEC”).

A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Form 8-K”). Also on November 8, 2022, the Company made available an investor presentation in connection with the proposed Business Combination. A copy of the investor presentation is furnished as Exhibit 99.2 to this 8-K.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Proposed Business Combination and Where to Find It

This Form 8-K relates to a proposed business combination transaction among the parties set forth above referred to above and herein as the Business Combination. A full description of the terms of the Business Combination will be provided in a registration statement on Form S-4 that the Company intends to file with the SEC that will include a prospectus of the Company with respect to the securities to be issued in connection with the proposed Business Combination and a proxy statement of the Company with respect to the solicitation of proxies for the special meeting of stockholders of the Company to vote on the Business Combination (the “Form S-4”). Each of the Company and Conduit urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Conduit and the Business Combination. After the Form S-4 is declared effective, the definitive proxy statement/prospectus to be included in the Form S-4 will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Once available, Company stockholders and other interested persons will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC, without charge, on the SEC’s website at www.sec.gov or by directing a request to Murphy Canyon Acquisition Corp., 4995 Murphy Canyon Road, Suite 300, San Diego, California, 92123.

Participants in Solicitation

The Company, Conduit and their respective directors and executive officers may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the proposed Business Combination. The Company’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers of the Company (and as applicable, Conduit) in the Business Combination as set forth in the Company’s final prospectus relating to its initial public offering, dated February 2, 2022, which was filed with the SEC on February 4, 2022, and in filings with the SEC, including when filed, the Form S-4 and the accompanying proxy statement/prospectus. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the Form S-4 and accompanying proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

No Offer or Solicitation

This Form 8-K will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Form 8-K will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Forward-Looking Statements

This Form 8-K, exhibits hereto and information incorporated by reference herein, contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. All statements other than statements of historical facts contained in this Form 8-K, including statements regarding the Company’s or Conduit’s future results of operations and financial position, the amount of cash expected to be available to Conduit after the closing and giving effect to any redemptions by the Company’s stockholders, Conduit’s business strategy, prospective product candidates, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated product candidates, and expected use of proceeds, are forward-looking statements. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following risks relating to the proposed transaction: the occurrence of any event, change or other circumstances that could give rise to the termination of the BCA; the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the inability to complete the Business Combination and transactions contemplated thereby (the “Transactions”), including due to failure to obtain approval of the stockholders of the Company or other conditions to closing in the BCA; the inability to obtain or maintain the listing of the Company’s securities on Nasdaq following the Transactions; the risk that the Transactions disrupt current plans and operations of Conduit as a result of the announcement and consummation of the Transactions; the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; the risks that Conduit’s product candidates in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable authorities; costs related to the Transactions; changes in applicable laws or regulations; the possibility that the Company or Conduit may be adversely affected by other economic, business, and/or competitive factors; potential redemptions of the Company’s public stockholders; and other risks and uncertainties to be identified in the Form S-4 and accompanying proxy statement/prospectus (when available) relating to the Transactions, including those under the section titled “Risk Factors” therein, and in other filings with the SEC made by the Company. Moreover, the Company and Conduit operate in very competitive and rapidly changing environments. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s and Conduit’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and except as required by law. The Company and Conduit assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Conduit gives any assurance that either the Company or Conduit or the combined company will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release dated November 8, 2022
99.2	Presentation
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2022	MURPHY CANYON ACQUISITION CORP.

	By:	/s/ Jack K. Heilbron
	Name:	Jack K. Heilbron
	Title:	Chief Executive Officer